                  [COMMUNITY FINANCIAL SHARES, INC. LETTERHEAD]



                                November 25, 2008


VIA EDGAR
---------

Mr. William Friar
Senior Financial Analyst
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4561

                  RE:      COMMUNITY FINANCIAL SHARES, INC.
                           PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
                           FILED NOVEMBER 10, 2008
                           FILE NO. 000-51296

Dear Mr. Friar:

         On behalf of Community Financial Shares, Inc. (the "Company"), enclosed please find a revised preliminary proxy statement on Schedule 14A we are submitting in response to the staff's oral accounting comments issued on November 21, 2008. To aid in your review, we have repeated the staff's comments followed by the Company's responses and indicated where the document has been revised in response to such comments.

COMMENT NO. 1
-------------

         PLEASE REVISE THE BALANCE SHEET DATA INCLUDED IN THE PRO FORMA FINANCIAL INFORMATION TO REFLECT THE IMPACT OF THE WARRANTS AND DISCOUNT ON THE PREFERRED STOCK.

RESPONSE TO COMMENT NO. 1:

         Please see the revised disclosure on page 8 of the proxy statement.

COMMENT NO. 2
-------------

         PLEASE REVISE THE INCOME STATEMENT DATA INCLUDED IN THE PRO FORMA FINANCIAL INFORMATION TO INCLUDE SELECTED FINANCIAL RATIOS.

Mr. William Friar
U.S. Securities and Exchange Commission
November 25, 2008
Page 2


RESPONSE TO COMMENT NO. 2:

         Please see the revised disclosure on pages 9 and 10 of the proxy statement.

COMMENT NO. 3
-------------

         PLEASE CONFIRM THAT THE HISTORICAL "INCOME TAX EXPENSE" NUMBERS IN THE INCOME STATEMENT DATA INCLUDED IN THE PRO FORMA FINANCIAL INFORMATION WILL REMAIN UNCHANGED IN EACH OF THE "MINIMUM" AND "MAXIMUM" PRO FORMA SCENARIOS.

RESPONSE TO COMMENT NO. 3:

         Please see the revised disclosure on pages 9 and 10 of the proxy statement.


                                      * * *

         The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the proxy statement; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the proxy statement; and
(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or further comments regarding the revised proxy statement, please call Edward G. Olifer, the Company's legal counsel at Kilpatrick Stockton, LLP, at 202.508.5852.

                                     Sincerely,

                                     COMMUNITY FINANCIAL SHARES, INC.

                                     /s/ Eric J. Wedeen
                                     -------------------------------------------
                                     Eric J. Wedeen
                                     VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Enclosures

cc:      Matt McNair, U.S. Securities and Exchange Commission
         Scott W. Hamer, Community Financial Shares, Inc.
         Edward G. Olifer, Esq.